Exhibit 99.1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

Tata Motors registered total sales of 2,43,387 units in Q2FY23

Grows by 42% over Q2FY22

Mumbai, October 1, 2022: Tata Motors Limited today announced its sales in the domestic & international market, for Q2FY23, which stood at 2,43,387 vehicles, compared to 1,71,270 units during Q2FY22.

Domestic Sales Performance:

Category	Sept 2022	Sept 2021	Growth (Y-o-Y)	Q2 FY23	Q2 FY22	Growth (y-o-y)
Total Domestic Sales	80,633	55,988	44%	2,36,090	1,62,159	46%

Commercial Vehicles:

Mr. Girish Wagh, Executive Director, Tata Motors Ltd. said, “The commercial vehicles industry witnessed a consistent demand in Q2FY23. Tata Motors CV business registered a 20% growth in domestic sales over Q2FY22, recording sales of 93,675 units during the quarter. This growth was led by stronger sales of MHCVs and a robust recovery in passenger carriers demand. Improving fleet utilizations, pick up in road construction projects and increase in cement consumption catalysed the demand recovery for MHCVs. CV exports however shrunk sharply by 22% due to the economic situation in Sri Lanka and Nepal though it improved sequentially by ~30%. The recent exciting launches of the new range of smart trucks in MHCV and ILCV, and best-in-class pickups will help us serve our customers better. Going forward, while we expect a strong sales in the festive season we will maintain a close watch on the evolving geopolitical, inflation and interest rate risks on both the supply and demand.“

Category	Sept 22	Sept 21	Growth (y-o-y)	Q2 FY23	Q2 FY22	Growth (y-o-y)
M&HCV	9,983	8,609	16%	27,232	19,865	37%
I&LCV	5,144	5,600	-8%	13,725	13,584	1%
Passenger Carriers	2,287	1,085	111%	8,040	2,760	191%
SCV cargo and pickup	15,565	14,964	4%	44,768	42,017	7%
Total CV Domestic	32,979	30,258	9%	93,765	78,226	20%
CV Exports	1,911	3,000	-36%	6,771	8,661	-22%
Total CV	34,890	33,258	5%	1,00,536	86,887	16%

Domestic sale of MH&ICV in Q2 FY23, including trucks and buses, stood at 38,143 units, compared to 29,401 units in Q2 FY22. Total sales for MH&ICV Domestic & International Business in Q2 FY23, including trucks and buses, stood at 40,556 units, compared to 33,737 units in Q2 FY22.

Passenger Vehicles:

Mr. Shailesh Chandra, Managing Director, Tata Motors Passenger Vehicles Ltd. and Tata Passenger Electric Mobility Ltd. said, “The PV industry witnessed strong demand during Q2FY23 fuelled by the festive season and new launches. Tata Motors scaled new highs in passenger vehicles with sales of 142,325 units during the quarter, recording a growth of ~70% versus Q2FY22. The company also attained its highest ever monthly sales of 47,654 in Sep’22, posting 85% growth versus

Sep’21. Led by record setting sales of Nexon and Punch, SUV sales contributed a rich ~66% of the quarterly PV sales. In electric vehicles, the company once again posted record-breaking sales of 11,522 units in Q2FY23, registering a growth of 326% versus Q2 FY22. With the recent launch of the Tiago EV, the company has opened new vistas and is poised to drive the mass adoption of EVs across the country. Going forward, we expect the festive season will witness strong retails on the back of improving supply of vehicles.”

Category	Sept 22	Sept 21	Growth (y-o-y)	Q2 FY23	Q2 FY22	Growth (y-o-y)
PV ICE	43,999	24,652	78%	1,30,803	81,229	61%
PV EV	3,655	1,078	239%	11,522	2,704	326%
Total PV Domestic	47,654	25,730	85%	1,42,325	83,933	70%
PV IB	210	168	25%	526	450	17%
Total PV	47,864	25,898	85%	1,42,851	84,383	69%

Includes sales of Tata Motors Passenger Vehicles Limited, a subsidiary of Tata Motors Limited.

-	Ends -

About Tata Motors

Part of the USD 128 billion Tata group, Tata Motors Limited (NYSE: TTM; BSE: 500570 and 570001; NSE: TATAMOTORS and TATAMTRDVR), a USD 37 billion organization, is a leading global automobile manufacturer of cars, utility vehicles, pick-ups, trucks and buses, offering extensive range of integrated, smart and e-mobility solutions. With ‘Connecting Aspirations’ at the core of its brand promise, Tata Motors is India’s market leader in commercial vehicles and amongst the top three in the passenger vehicles market.

Tata Motors strives to bring new products that fire the imagination of GenNext customers, fueled by state of the art design and R&D centers located in India, UK, US, Italy and South Korea. With a focus on engineering and tech enabled automotive solutions catering to the future of mobility, the company’s innovation efforts are focused to develop pioneering technologies that are sustainable as well as suited to evolving aspirations of the market and the customers. The company is pioneering India's Electric Vehicle (EV) transition and driving the shift towards sustainable mobility solutions by preparing a tailor-made product strategy, leveraging the synergy between the Group companies and playing an active role liasoning with the Government in developing the policy framework.

With operations in India, the UK, South Korea, Thailand, South Africa and Indonesia, Tata Motors’ vehicles are marketed in Africa, Middle East, South & South East Asia, Australia, South America, Russia and other CIS countries. As of March 31, 2022, Tata Motors’ operations include 86 consolidated subsidiaries, two joint operations, four joint ventures and 10 equity-accounted associates, including their subsidiaries, in respect of which the company exercises significant influence.

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Media Contact Information:

Tata Motors Corporate Communications: +91 22-66657613 / indiacorpcomm@tatamotors.com

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